UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32593 / April 5, 2017

_____

In the Matter of   :
                                                                          :
Advanced Series Trust   :
Prudential's Gibraltar Fund, Inc.   :
The Prudential Series Fund   :
Prudential Global Total Return Fund, Inc.   :
Prudential Government Money Market Fund, Inc.   :
The Prudential Investment Portfolios, Inc.   :
Prudential Investment Portfolios 2   :
Prudential Investment Portfolios 3   :
Prudential Investment Portfolios 4   :
Prudential Investment Portfolios 5   :
Prudential Investment Portfolios 6   :
Prudential Investment Portfolios 7   :
Prudential Investment Portfolios 8   :
Prudential Investment Portfolios 9   :
Prudential Investment Portfolios, Inc. 10   :
Prudential Investment Portfolios 12   :
Prudential Investment Portfolios, Inc. 14   :
Prudential Investment Portfolios, Inc. 15   :
Prudential Investment Portfolios 16   :
Prudential Investment Portfolios, Inc. 17   :
Prudential Investment Portfolios 18   :
Prudential Jennison Blend Fund, Inc.   :
Prudential Jennison Mid-Cap Growth Fund, Inc.   :
Prudential Jennison Natural Resources Fund, Inc.   :
Prudential Jennison Small Company Fund, Inc.   :
Prudential National Muni Fund, Inc.   :
Prudential Sector Funds, Inc.   :
Prudential Short-Term Corporate Bond Fund, Inc.   :
Prudential World Fund, Inc.   :
The Prudential Variable Contract Account-2   :
The Prudential Variable Contract Account-10   :
The Prudential Variable Contract Account-11   :
The Target Portfolio Trust   :
Prudential Investments LLC   :
AST Investment Services, Inc.   :
                                                                          :
655 Broad Street, 17th Floor   :
Newark, New Jersey 07102   :
                                                                          :

(812-14608)   :
                                                                         :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS

Advanced Series Trust, Prudential's Gibraltar Fund, Inc., The Prudential Series Fund, Prudential
Global Total Return Fund, Inc., Prudential Government Money Market Fund, Inc., The
Prudential Investment Portfolios, Inc., Prudential Investment Portfolios 2, Prudential Investment
Portfolios 3, Prudential Investment Portfolios 4, Prudential Investment Portfolios 5, Prudential
Investment Portfolios 6, Prudential Investment Portfolios 7, Prudential Investment Portfolios 8,
Prudential Investment Portfolios 9, Prudential Investment Portfolios, Inc. 10, Prudential
Investment Portfolios 12, Prudential Investment Portfolios, Inc. 14, Prudential Investment
Portfolios, Inc. 15, Prudential Investment Portfolios 16, Prudential Investment Portfolios, Inc. 17,
Prudential Investment Portfolios 18, Prudential Jennison Blend Fund, Inc., Prudential
Jennison Mid-Cap Growth Fund, Inc., Prudential Jennison Natural Resources Fund, Inc.,
Prudential Jennison Small Company Fund, Inc., Prudential National Muni Fund, Inc., Prudential
Sector Funds, Inc., Prudential Short-Term Corporate Bond Fund, Inc., Prudential World Fund,
Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10,
The Prudential Variable Contract Account-11, The Target Portfolio Trust, Prudential
Investments LLC and AST Investment Services, Inc. filed an application on February 3, 2016
and amendments to the application on June 30, 2016, February 7, 2017, and March 1, 2017.
Applicants requested an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") for an exemption from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J) of
the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and under section
17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements. The order
permits certain registered open-end management investment companies to participate in a joint
lending and borrowing facility.

On March 7, 2017, a notice of the filing of the application was issued (Investment Company Act
Release No. 32523). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is consistent with and appropriate
in the public interest, and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid
or received, are reasonable and fair and do not involve overreaching on the part of any person
concerned, and that the proposed transactions are consistent with the policy of each registered
investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Advanced Series Trust, *et al.,* (File No. 812-14608),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary